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                                                Filed by Peregrine Systems, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                          Subject Company: Harbinger Corporation
                                                     Commission File No. 0-26298

Conference Call Script
Peregrine/Harbinger Transaction
Thursday, April 6, 2000, 8:00 A.M. EDT

[STEVE GARDNER]
This is Steve Gardner, President and Chief Executive Officer of Peregrine Systems. The subject of today's call is the announcement made yesterday afternoon by Peregrine Systems and Harbinger Corporation regarding the acquisition of Harbinger by Peregrine.


Before we get started, I will first read the following legal statement relative to forward looking comments:

                                LEGAL DISCLAIMER


         Our discussion today contains historical information and forward looking information. Numerous factors affect the operating results of either Peregrine Systems, Inc. or Harbinger Corporation and could cause the either companies' actual results to differ materially from those indicated in this discussion or in any other forward looking statements made by, or on behalf of, the Companies and there can be no assurance that future results will meet expectation. These factors include, but are not limited to those set forth in Peregrine Systems, Inc. report on Form 10K, filed with the Securities and

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Exchange Commission in June 1999, and on Peregrine Systems, Inc. quarterly reports on Form 10Q, copies of which are available on request from the Investor Relations Department of the Company, or on those set forth in Harbinger Corporation's report on Form 10K, filed with the Securities and Exchange Commission in March 2000, and on Harbinger's quarterly reports on Form 10Q, copies of which are available on request from the Investor Relations Department of Harbinger.

In addition, you should be aware that this call is being taped for playback.


Joining me on the call today are Jim Travers, President and Chief Executive Officer of Harbinger Corporation, Jim McCormack, CFO of Harbinger, Fred Luddy, Peregrine's CTO, and David Farley, CFO of Peregrine.

I will start with an overview of the strategic rationale for the transaction, and then ask Fred to add his perspective on the fit of the two companies from a product and solution offering perspective. Then Jim Travers will speak to the reasons behind Harbinger's decision to combine forces with Peregrine, and David Farley will finish up with a brief financial summary of the transaction.

The combination of Peregrine Systems and Harbinger will create the world's premier provider of e-Business solutions. Together we will offer customers the means to create e-business networks, catalogs, and marketplaces, manage the end-to-end lifecycle of the infrastructure of their entire e-Business environment, and deploy applications that exploit the power of e-Commerce. We will be able to help organizations assure e-business success from both an operational and financial perspective with a combination of software, services, and e-business on-line offerings that will be second to none.

The blending of Harbinger.net, the world's most advanced e-commerce network, Harbinger's e-marketplace and Business Connections technology, and the harbinger ASP solutions offering together with Peregrine's infrastructure management solution set and our Get.It! e-Procurement and employee self service solutions creates the lowest risk total

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end-to-end approach for any organization seeking to do global e-business. Any
CEO or CIO determined to bring his or her business into the world of e-business now can choose from the combination of Peregrine and Harbinger a single provider with complete end to end capabilities, or be faced with selected multiple point product and service providers and somehow knitting their solutions together. The Peregrine Harbinger team clearly reduces risk, complexity, and time in creating an integrated e-business solution.

Together we can build, manage, and deliver the infrastructure, network, and solutions required for successful e-business solutions.

Together we will have the combined forces of over 2500 people working to assure our customers of the best possible solutions to their e-business needs.

Together we have the financial strength and profitability to assure our customers and partners of long-term growth and long-term commitment to delivering and expanding our solutions.

Together we will be doing business in every major market in the world, in every major industry and government sector in the world, and to organizations large and small, working together to attract new customers and to expand our combined customer base of over 44,000 organizations.

There really are no other companies that will have the depth of solution, the breadth of delivery, and the proven track record of performance that the combination of Peregrine and Harbinger will have. We will clearly become the standard by which others will have to measure themselves in delivering total end-to-end e-business solutions.

There are those how view Harbinger as representing the past of e-commerce, given their leadership presence in the world of EDI transactions. We look at this base of knowledge and experience as the foundation of their credibility and expertise in unifying the complex world of multiple standards, protocols, and business processes. We also see a

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company whose management team changed dramatically a couple of years ago, and under Jim Traver's leadership, has focussed tightly and executed brilliantly on creating the most rapidly growing B2B e-commerce portfolio we could find in the market. The expansion of Harbinger.net, the growth in their ASP delivery of solutions, the creation of Business Connection Integration, to weave together the multiple XML, OBI, and other e-business standards into a rational document and catalog approach, accessible by any customer, has all led us to see a hidden jewel inside company with a proven track record of delivery and customer excellence. What I think is most telling about our conviction is that once the two companies are combined, we are quite confident that the growth of the new B2B e-commerce side of Harbinger and Peregrine's growth in the overall e-Business Solutions area will allow us to still envision combined top line revenue growth of 45% in future years. And, during this time, we will continue to leverage the large installed base of first generation e-business customers to first upgrade them to the world of IP transactions, and secondly, offer them the full range of Peregrine Systems solutions.

Now to put a little more depth on the nature of the combined solution, I would like to turn the call over to Fred Luddy, Peregrine's Chief Technology Officer. Fred ...

[FRED LUDDY]
Thank you Steve-

As an e-Commerce and e-Business solution set, the combination of Peregrine and Harbinger is very compelling.

Further, the combination is very complimentary with no overlap in product functionality

As far as a shared vision on e-Commerce over the Internet using appropriate standards such as secure HTTP and XML, Peregrine and Harbinger have a complete overlap.

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Peregrine's employee Self-Service suite and XML B2B capabilities along with
Harbinger's e-Commerce interfaces, Catalog and Content management, and the Harbinger Network deliver end-to-end, full-service e-Commerce.

Peregrine brings to the table a world-class e-Procurement buy side application called Get.It along with complete lifecycle management for the asset. Get.It is complimented by Peregrine's B2B server capabilities already interfaced to the likes of Dell, OfficeDepot, Software Spectrum, Comark, and Supplyaccess.

Harbinger brings a suite of sell-side applications and probably the most technically advanced market places on the planet.

In addition Harbinger's complete view of e-Commerce, with a knowledge of All the transactions involved, ALL the parties involved in a typical transaction, and the ability to interact with each of those parties in their own dialect demonstrates an approach to e-Procurement that is a recipe for success.

Peregrine contrasted the Harbinger approach to other e-Commerce companies that have an extremely limited transaction set using a single dialect over proprietary e-Commerce dial tones that envision only a limited number of parties participating in the transaction... and no, I'm not talking about amazon or eBay.

Harbinger's XML and HTTP based transaction capabilities along with their catalog rationalization tools and expertise and the ability to perform both XML and EDI based transactions with thousands of buyers, suppliers, financial institutions, ports, shippers, and customs agencies in multiple e-Commerce dialects make Harbinger the premier choice for rounding out the Peregrine offering.

Integration of the two companies' suites will provide an end-to-end e-Commerce solution with capabilities heretofore unseen.

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From a pure R & D perspective, we are gaining a world-class development staff of over 100 developers complemented by 50 QA and documentation personnel.

Finally, the integration of the two technology sets will be the easiest integration Peregrine has ever performed. Both Peregrine's and Harbinger's software are built to interact on a transactional basis over the Internet. At first the Harbinger integration will be like any other trading partner or market place. Shortly after the first integrations are complete we will continue to add more and more B2B capabilities leveraging our common vision of internet based e-Commerce and e-Business.


On the EDI company issue...
What we found in our investigative stages was that HRBC is in the final stages of a transition from an EDI tools vendor to a modern e-Commerce solution provider. They started the transition some 18 months ago and have been quite successful in driving their growth initiatives. The major area of focus that Peregrine invested in has been growing in the triple digits while the EDI business has remained the profitable foundation for the building period.

We believe that it's a lot easier to make a transition from a tools company to a solution provider than to build from within.

Millions of transactions per day are already running over the Harbinger network.

[STEVE GARDNER]

Thanks Fred, and now, I would like to introduce the President and CEO of Harbinger Corporation, Jim Travers. Jim...

[JIM TRAVERS]
Good morning to everyone.

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I have a few comments I would like to make about the strategic partnership that we're forming here and why we think it is a superb fit.

Before I get into the elements of that, I would like to make an overall summary comment which I think would be directed most to Peregrine shareholders and investors there who may not know Harbinger as well as, obviously, those who track our company.

A couple things I would like to play off of that Steve mentioned. First of all, there's a lot of myths in this industry right now going around and clearly we're not arguing that EDI is not in a form of a transition and that Harbinger, historically, has been very much an EDI delivery type of company. But, at the end of the day, gentlemen and ladies, EDI is another way of doing electronic commerce standards, just like XML is a very active emerging standard, the world of X12 and Edifax - EDI world are the same. At the end of the day what matters to customers of all sizes is how do they connect to their trading partners, how do they do that electronically in real time and over IP based protocols.

We have over 40,000 revenue generating customers today, over 54% of those are now IP connected to our transaction server, Harbiner.net, so we are leading in our view the whole business to business area over to IP based connectivity and whether that standard is an EDI transaction set or XML or OBI, whatever emerges, we had planned and the new company will plan to support whatever those standards are. So, from our view, we have more connected trading partners doing electronic commerce today than anybody in the business, including CommerceOne and Ariba. Ask them questions of how many connected trading partners that they have, I think that is the material aspect I'd like to talk about.

In my comments of why I think this is a wonderful fit, first let me state that the Harbinger team is very excited about the opportunity to combine forces with Peregrine to both enhance and extend our leadership position in the B2B market.

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I think that the first comment I would make is that from our view looking at the way business to business was emerging, is that this business is going to be an incredibly large opportunity for companies to compete and win major parts of market share. With this combination from our view is positioning our company together as being a major market share accumulator over the next 2 to 3 years to have a large share of that market that Forrester and the other research companies are forecasting to be in the trillions of dollars going forward. So, when we looked at this strategically, the question that we had to ask was, if that's going to be the case, then how does Harbinger position itself to be a major accumulator of that market share and we believe combining forces with Peregrine gives us the best opportunity to create shareholder value and have the mutual company succeed in that regard.

First of all, I would like to also state that business to business implementations are not easy. Doing business to business electronically is a very complex endeavor. There are different standards, there's different transaction sets, there is heterogeneous application environments. When it comes down to it, putting an effective business to business e-commerce solution in place is not easy and, in fact, you'll be hearing a lot from our combined companies talking about that we make e-business work and I want to underline the fact that there is work to be done to make these things happen. I think both companies' history and track record will show the market that we have done it before, we have done it successfully and we are going to do it even better in the future. I think combining with Peregrine's strength and the enterprise with their asset management software capability in Get.It, extending their ability to integrate into e-procurement and workflow is an outstanding way of combining the assets that Harbinger has developed with our core competency of extending the ability for companies of all sizes to trade electronically with their trading partners and we believe that leveraging our software and our connectivity through Harbiner.net, our e-commerce center, will be a great opportunity to have an end to end solution that Steve referred to and we believe that further that as companies look to integrate these solutions going forward that there will be power in offering an integrated solution to the market as opposed to point solutions and essentially trying to wire together 4 or 5 different solutions from different companies.

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So, in the end, coupling Peregrine's strengths with ours we believe will give us the best chance to offer that solution and offer it from a single company and doing it globally and doing it through 2500 experienced employees that Steve referred to.

So, at the end of day, the company that's going to win in this business is going to be one that is going to have the scale, the solutions and the people that can offer companies globally the ability to successfully implement their solution and do it in real time and do it quickly and that's what this opportunity we both have to implement is all about and in the end we'd like to think about it in context of a 1 + 1 = 4 in the equation and that's why we're so excited about coming together, putting our mutual strategies together and getting to market very quickly.

Let me turn it back to you Steve.

[STEVE GARDNER]
Thanks Jim, and now to go over the financial summary of the transaction, I would like to introduce Peregrine Systems' Chief Financial Officer, David Farley. David ...

[DAVID FARLEY]
Thanks Steve.

My comments today will be very brief, but I will be happy to try to answer any financial questions you may have on this transaction.

First of all, this is a stock for stock deal. We will issue 0.75 shares of Peregrine stock for each outstanding share, option and warrant of Harbinger.

Based upon our analysis of the Harbinger capital structure, Peregrine will issue approximately 36 million shares to close this transaction.

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There are no collars associated with the deal, it is a very simple fixed exchange ratio

Based upon Peregrine's closing stock price today of 58, the transaction has a current value of approximately 2.1 billion dollars.

We expect to use the purchase method to account for the combination.

We anticipate the transaction will close in either the June or September quarter.

We expect this deal to be Earnings Per Share neutral as far as Fiscal Year 2001 Peregrine estimates are concerned.

That's it for me.

[STEVE GARDNER]
Thanks David, and now we will open the call to questions. The call will end at 6:00 AM pacific, 9:00 am Eastern, so we will ask participants to limit themselves to a single question at this time and we will do the best we can to answer as many as possible in the time available.

                                   * * * * * *

This conference call script is being filed pursuant to rule 425 under the securities act of 1933 and deemed filed pursuant to rule 14a-12 under the exchange act of 1934. This press release does not constitute an offer of sale of securities. Shareholders of peregrine and other investors are urged to read the proxy statement-prospectus which will be included in the registration statement on form S-4 to be filed by Peregrine in connection with the merger because it will contain important information. After this document is filed, it will be available free of charge on the sec website at www.sec.gov and from Peregrine by directing a request through the investors relations portion of Peregrine's website at http://www.peregrine.com or by mail to Peregrine Systems, Inc., 12670 High

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Bluff Drive, San Diego, Ca 92130, Attention: Investor Relations, Telephone:
(858) 481-5000.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

Peregrine plans to file a registration statement on form S-4 in connection with the merger, and Harbinger and Peregrine expect to mail a joint proxy statement/prospectus to stockholders of Harbinger and Peregrine containing information about the merger. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus carefully when they are available. The registration statement and the joint proxy statement/prospectus will contain important information about Harbinger, Peregrine, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and these other documents may also be obtained from Peregrine by directing a request through the investors relations portion of Peregrine's website at http://www.peregrine.com or by mail to Peregrine Systems, Inc., 12670 High Bluff Drive, San Diego, CA 92130, Attention: Investor Relations, telephone: (858) 481-5000.

In addition to the registration statement and the joint proxy statement/prospectus, Peregrine and Harbinger file annual, quarterly and special reports, proxy statements and other information with the securities and exchange commission ("SEC"). You may read and copy any reports, statements or other information filed by Peregrine or Harbinger at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, Chicago, and Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Peregrine's and Harbinger's filings with the commission are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.SEC.gov.

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                       INFORMATION CONCERNING PARTICIPANTS

Harbinger, its directors, executive officers and certain other members of management and employees may be soliciting proxies form Harbinger stockholders in favor of the issuance of Harbinger common stock in the merger. Information concerning the participants in the solicitation is set forth in a current report on Form 8-K filed by Harbinger on April 5, 2000.

           INFORMATION CONCERNING PERSONS INVOLVED IN THE SOLICITATION

In connection with the proposed acquisition, Peregrine will solicit proxies from its stockholders to approve the issuance of shares of its Common Stock in connection with the acquisition. Peregrine is required to obtain stockholder approval of the issuance in order to comply with the rules of The Nasdaq Stock Market.

Officers and directors of Peregrine may participate in the solicitation. The members of Peregrine's Board of Directors are John. J. Moores, Stephen P. Gardner, David A. Farley, Christopher A. Cole, Richard A. Hosley II, Charles E. Noell III, Norris van den Berg, and Thomas G. Watrous, Sr. Mr. Moores is the Chairman of our Board of Directors. Mr. Gardner also serves as our President and Chief Executive Officer, and Mr. Farley also serves as our Senior Vice President, Finance and Administration, and Chief Financial Officer. Other officers of Peregrine who may participate in the solicitation of proxies are Matthew C. Gless, our Vice President, Finance, and Chief Accounting Officer; William G. Holsten, our Senior Vice President, Worldwide Professional Services; Frederic B. Luddy, our Vice President, Research and Development; Douglas S. Powanda, our Executive Vice President, Worldwide Operations; Steven S. Spitzer, our Vice President, Channel Sales; Richard T. Nelson, our Vice President, Corporate Development; and Eric Deller, our Vice President and General Counsel.

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More information about our officers and directors is contained in the proxy statement for our 1999 Annual Meeting of Stockholders and our Annual Report on Form 10-K for the year ended December 31, 1998. Both of these documents have been filed with the SEC and are available at the SEC's website, WWW.SEC.GOV, at the SEC's office and by contacting our investor relations department.

                    BENEFITS OF MERGER TO HARBINGER OFFICERS

         Certain officers and directors of Harbinger will receive accelerated vesting of their stock options in connection with the merger. A description of these benefits is contained in Harbinger's proxy statement for its 2000 Annual Meeting of Shareholders under the caption "Agreements with Employees." Harbinger's proxy statement was filed with the SEC and is available at the SEC's website, www.SEC.gov, at the SEC's offices, or by directing a request through the Investors Relations portion of Harbinger's website at HTTP://WWW.HARBINGER.COM or by mail to Harbinger Communications, 1277 Lenox Park Boulevard, Atlanta, GA 30319, Attention: InvestorRelations, telephone:
(404) 467-3000.